AB 3/30



UNITE[D STATES]
SECURITIES AND EXC[HANGE COMMISSION] 10036172
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14599

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/09** AND ENDING **12/31/09**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Brighton Securities Corp.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1703 Monroe Avenue
(No and Street)

Rochester	**NY**	**14618**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George T. Conboy **(585) 473-3590**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salmin, Celona, Wehrle & Flaherty, LLP
(Name – *if individual, state last, first, middle name*)

1170 Chili Avenue	**Rochester**	**NY**	**14624**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/30

OATH OR AFFIRMATION

I, George T. Conboy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brighton Securities Corp., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

President

Title



Notary Public

JULIE A. GULLO
Notary Public, State of New York
No. 01GU4955352
Qualified in Wayne County
Commission Expires Aug. 28, 2013

This report contains (check all applicable boxes):

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income.
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Shareholders' Equity.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant To Rule 15c3-3.
[ ] (i) Information Relating to Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[ ] (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SALMIN, CELONA, WEHRLE & FLAHERTY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

1170 CHILI AVENUE • ROCHESTER, NY 14624-3033
585 / 279 / 0120 • FAX 585 / 279 / 0166 • EMAIL postmaster@scwf-cpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
Brighton Securities Corp.

We have audited the accompanying statements of financial condition of Brighton Securities Corp. as of December 31, 2009 and 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Brighton Securities Corp. as of December 31, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America.

Salmin, Celona, Wehrle & Flaherty, LLP
Salmin, Celona, Wehrle & Flaherty, LLP

February 13, 2010

BRIGHTON SECURITIES CORP.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2009 AND 2008

ASSETS

	2009	2008
Cash and cash equivalents	$ 75,682	$ 350,825
Marketable securities, at fair value	978,365	731,212
Commissions receivable	246,887	176,195
Notes receivable from employees	113,201	13,500
Prepaid expenses	40,123	60,183
Property and equipment - net of accumulated depreciation	320,505	286,309
Other assets - net of accumulated amortization	39,940	67,954
Total assets	$ 1,814,703	$ 1,686,178

LIABILITIES AND SHAREHOLDERS' EQUITY

	2009	2008
Liabilities:		
Accrued commissions, expenses and other liabilities	$ 340,916	$ 144,178
Accrued profit sharing contribution	60,000	75,049
Deferred revenue	11,428	-
Total liabilities	412,344	219,227
Shareholders' equity:		
Common stock - $.10 par value, 400 shares authorized, 34.98 shares issued and outstanding	3	3
Capital in excess of par	109,240	109,240
Retained earnings	2,227,730	1,974,344
	2,336,973	2,083,587
Less: Cost of 17.98 shares in 2009 and 13.98 shares in 2008 of common stock held in treasury	(934,614)	(616,636)
Total shareholders' equity	1,402,359	1,466,951
Total liabilities and shareholders' equity	$ 1,814,703	$ 1,686,178

See accompanying notes to financial statements

BRIGHTON SECURITIES CORP.
NOTES TO STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2009 AND 2008

1. THE COMPANY

Brighton Securities Corp. (Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is registered to solicit business in twenty eight states. The Company, which maintains offices in Brighton and Batavia, New York, is an "introducing broker" and primarily earns commissions on the buying and selling of financial instruments. The Company also provides income tax preparation services. The Company's customers are primarily located in the Western New York area.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The Company reports on the accrual basis of accounting which recognizes revenues when earned and expenses when incurred.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions - Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Cash and Cash Equivalents - The Company considers all cash on hand, cash in banks and short-term investments with an original maturity of three months or less to be cash and cash equivalents for financial reporting purposes.

Marketable Securities - Marketable securities are recorded at fair value in accordance with Financial Accounting Standards Board Accounting Standards Codification 820, "Fair Value Measurements and Disclosures" (FASB ASC 820).

Commissions Receivable - Commissions receivable presented in the Statements of Financial Condition primarily represent amounts due from the Company's clearing agent, First Clearing Corporation, and were received in full on January 5, 2010.

Property, Equipment and Depreciation - Property and equipment are stated at cost. When retired or otherwise disposed of, the related cost and accumulated depreciation are cleared from the respective accounts.

Depreciation is computed using straight-line and declining balance methods over the following estimated useful lives:

Leasehold improvements	7-39 years
Furniture and fixtures	5-10 years
Equipment	3- 7 years

Other Assets - Other assets represents acquired intangible assets, including customer lists and employment and nonsolicitation agreements. These assets are being amortized on the straight-line method over their estimated useful lives to the Company, which range from three to seven years.

3. FAIR VALUE MEASUREMENT

The Company accounts for marketable securities in accordance with FASB ASC 820. FASB ASC 820 defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritized the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
- Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
- Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table presents the Company's fair value hierarchy for marketable securities measured at fair value on a recurring basis as of December 31:

	2009	2008
Level 1	$ 978,365	$ 731,212
Level 2	-	-
Level 3	-	-
Total	$ 978,365	$ 731,212

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

	2009	2008
Leasehold improvements	$ 283,109	$ 267,737
Furniture and fixtures	251,365	227,117
Equipment	328,008	286,177
	862,482	781,031
Less: Accumulated depreciation	541,977	494,722
	$ 320,505	$ 286,309

5. OTHER ASSETS

Other assets consist of the following intangible assets subject to amortization at December 31:

	2009	2008
Customer lists	$ 106,000	$ 106,000
Employment/nonsolicitation agreement	159,000	159,000
	265,000	265,000
Less: Accumulated amortization	225,060	197,046
	$ 39,940	$ 67,954

Estimated amortization for each of the subsequent years ended December 31 is as follows:

2010	$23,376
2011	$ 9,464
2012	$ 7,100

The Company paid $150,000 of the aggregate amount of $265,000 during 2005. The balance due of $115,000 was payable to the seller in three equal annual installments of $43,100, including interest at 6% per year, beginning October 4, 2006. This note was paid in full during 2008.

6. LEASES

The Company is obligated under leases for its Brighton and Batavia office facilities. The Brighton office lease is for a twelve-year period through December, 2016, with an annual base rent of $106,500 through December, 2014 and $116,700 through December, 2016, payable in monthly installments, plus certain repairs and maintenance expenses, and real estate taxes. The Batavia office lease is for a five-year period through January, 2011, with an annual rent of $15,000 payable in monthly installments, plus certain repairs and maintenance expenses.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $821,721, which was $721,721 in excess of its required net capital of $100,000, and a ratio of aggregate indebtedness to net capital of .5018 to 1.

8. RETIREMENT PLAN

The Company sponsors a 401(k) profit sharing plan which covers all full-time employees. Contributions to the plan are made at the discretion of the Company's Board of Directors.

9. INCOME TAX MATTERS

The Company, with the consent of its stockholders, has elected to be taxed as an S Corporation. These sections of federal and state income tax law provide that, in lieu of Company income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements, except for the New York State Franchise Tax on S Corporations.

10. OFF-BALANCE SHEET CREDIT RISK AND CONCENTRATIONS

As discussed in Note 1, the Company executes transactions and introduces them to a Clearing Broker on a fully disclosed basis. The Clearing Broker processes transactions comprising approximately 70% of the Company's total revenue. The Company's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company.

The Company, through its Clearing Broker, seeks to control these risks by requiring customers to maintain sufficient levels of collateral in compliance with various regulatory and internal guidelines. The Clearing Broker monitors the required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral or reduce positions, when necessary. The Company's policy is to monitor its market exposure risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

The Company is also engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

11. SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the auditors' report, which is the date the financial statements were available for issue.